
April 29, 2010

Mr. Mark Ellis
Chief Executive Officer and President
Linn Energy, LLC
600 Travis, Suite 5100
Houston, TX 77002

> **Re: Linn Energy, LLC**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2010**
> **File No. 0-51719**

Dear Mr. Ellis:

We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed March 16, 2010

Risk Oversight, page 7

1.   We note your disclosure that, beginning in 2010, your audit committee will consult with your compensation committee "…regarding [y]our major risk exposures and whether your compensation policies and practices create risks that are reasonably likely to have a material adverse effect on [you]." Please confirm that you have conducted a compensation risk analysis in response to Item 402(s) of Regulation S-K, advise us of the basis for your conclusion that your disclosure is not necessary, and describe the process you undertook to reach that conclusion. In the alternative, please conduct and revise your filing to include disclosure regarding your compensation risk analysis.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Douglas Brown at (202) 551-3265, or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director